Exhibit 99.1

Tricon Announces Date for Third Quarter 2023 Results Conference Call

TORONTO--(BUSINESS WIRE)--October 10, 2023--Tricon Residential Inc. (NYSE: TCN, TSX: TCN) (“Tricon” or the “Company”), an owner and operator of single-family rental homes in the U.S. Sun Belt and multi-family rental apartments in Canada, invites you to participate in its live conference call with senior management to discuss the Company’s financial results for the third quarter of 2023. The call will take place on Wednesday, November 8th at 11 a.m. ET.

Tricon’s financial statements and management’s discussion and analysis for the third quarter of 2023 will be released prior to the call and will be made available on the Company’s website, on the U.S. Securities and Exchange Commission website at www.sec.gov and on the Canadian Securities Administrators’ website at www.sedar.com. The Company will also release supplementary information which will be available on the Tricon Residential Investor Relations website at www.triconresidential.com.

To access the call, please dial (888) 550-5422 or (646) 960-0676 (Conference ID #3699415). The conference call will be available via webcast on the Tricon Residential Investor Relations website at www.triconresidential.com. A replay of the call will be available from 2pm ET on November 8th, 2023, until midnight ET, on December 8th, 2023. To access the replay, call (800) 770-2030 or (647) 362-9199, followed by Conference ID #3699415.

About Tricon Residential Inc.

Tricon Residential Inc. (NYSE: TCN, TSX: TCN) is an owner and operator of a growing portfolio of approximately 37,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Canada. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and Canada through our technology enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Contacts

For further information:

Wissam Francis
EVP & Chief Financial Officer

Wojtek Nowak
Managing Director, Capital Markets

Email: IR@triconresidential.com